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                                                  Filer: Hewlett-Packard Company
                                       Pursuant to Rule 425 under the Securities
                                          Act of 1933 Subject Company: Bluestone
                                    Software, Inc. Commission File No. 000-26613


                         HEWLETT-PACKARD/BLUESTONE - Q&A

         THE PURPOSE OF THE Q&A PREPARED BY HP AND BLUESTONE SOFTWARE IS
     TO ANSWER SOME OF THE KEY QUESTIONS YOU MAY HAVE ABOUT THE ACQUISITION


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1.       WHAT IS BEING ANNOUNCED TODAY?

         HP is announcing that it has entered into a definitive agreement to acquire Bluestone Software, Inc. Upon completion of the transaction, Bluestone will become a wholly owned subsidiary of HP. Bluestone and HP have signed a merger agreement for HP to acquire all of the shares of Bluestone stock. When the acquisition is completed, Bluestone will become part of HP's Software and Solutions Organization of Computing Systems.

2.       WHY IS HP DOING THIS?

         The HP-Bluestone combination provides a clear win-win for both companies. HP wants to obtain key technology and software management expertise that Bluestone has. Bluestone has excellent products. Bluestone will gain the scalability that HP can provide, with a rounded-out software product offering, excellent sales and marketing, and an invaluable brand that will make the technology pervasive.

3.       WHY DID BLUESTONE DECIDE TO BE ACQUIRED BY HP?

         Bluestone has two great assets - people and technology. HP brings a rich and broad distribution channel, a platform infrastructure that is second to none and an implementation environment that will propagate the leadership technology into the broadest base of customers possible. HP also has a corporate culture that values innovation and has respect for employees. The Bluestone executive management team unanimously agreed that this was the best path forward for the success of the company, the shareholders and all employees.

4.       WHAT IS BLUESTONE'S XML TECHNOLOGY?

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         -   Bluestone is the industry recognized leader in XML implementations of key components required in development and deployment environments of e-services.

         - Bluestone has a robust XML application server that supports Java as well as a full set of XML tools.

5.       WHY IS XML TECHNOLOGY IMPORTANT TO HP?

         - XML is central to the emerging service-centric computing model, a new model of computing wherein services dynamically interact with other services.
         - XML is controlled by an independent standards organization, the W3C.
         - XML is emerging as a critical technology for creating e-services solutions.
         - Early on HP recognized the importance of XML in providing the technology that would enable intelligent conversations, which is E-Speak. HP has developed SFS, which is XML level APIs. The industry is now embracing XML as a key technology for delivering e-services.

6.       WHAT OTHER COMPANIES DOES BLUESTONE COMPETE WITH?

         - Bluestone provides key components for e-services development and deployment environments. In the core application server market, the primary competitors are IBM Websphere, iPlanet Application Server and BEA Weblogic, as well as several smaller companies such as Persistence Software, Silverstream Software, and Iona. The Bluestone product set extends into the application services layer above the core application server with transactioning, XML and other services that provide infrastructure components to the B2C, B2B and wireless markets.

7.       HOW DOES IT COMPARE TO SUN'S IPLANET AND IBM'S WEBSPHERE?

         - Bluestone has focused their application server offering around XML services and the next generation of Internet transaction processing to create a robust, fault tolerant middleware infrastructure for Internet applications. In testing environments, Bluestone has been shown to be technologically superior to most other products in the market, and it has some extremely important features, which are unmatched in the industry at large.

8.      WHY IS THIS ACQUISITION SIGNIFICANT FOR HP?

         - HP is committed to being a leading player in key product and solutions categories in which we choose to compete
         - The Bluestone acquisition significantly strengthens HP's software portfolio by providing the key components required in filling out HP's middleware and Internet Infrastructure software environments.
         - HP believes the combination of HP's and Bluestone's technologies will put HP in a unique position to provide customized, integrated solutions and services to help customers quickly and effectively implement e-services.

9.      HP IS A HARDWARE COMPANY. WHY ARE YOU ACQUIRING A SOFTWARE COMPANY?

         - On the contrary, HP is an internet infrastructure solutions provider
         -   Software is an important component of infrastructure
         - HP already offers category leading software technologies such as...
         - OpenView (need updated detail on openview's market share in networking and systems management/recognition)
         -   Praesidium (details on market share, awards/recognition)
         -   WebQoS ... etc.
         - In particular, the Bluestone XML application server complements the E-Services infrastructure provided by HP E-Speak and HP Changengine.

10. WHAT PERCENTAGE OF BLUESTONE WILL HP EFFECTIVELY OWN? HOW WILL BLUESTONE BE HELD?

         -   HP will own 100% of Bluestone.
         -   Bluestone will become a part of HP.
         - Bluestone will play a key role in driving the development and future strategies related to HP's middleware Internet infrastructure software solutions.

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11.      WHAT DOES BLUESTONE BRING TO THIS RELATIONSHIP?

         - Bluestone's Total-e-Business solution is recognized as a leading next-generation software platform for B2B, B2C, and mobile service providers.
         - Bluestone'S solutions are world-class implementations of Java and XML-based technologies.
         - The Bluestone team has an excellent track record in developing and managing world-class software businesses.

12.      WHAT DOES HP BRING TO THE TABLE FOR BLUESTONE?

         -   Internet infrastructure software solutions:
             - Software that enables the end-to-end infrastructure delivery capabilities required to support the next generation Internet... including:
             -   integrated service management (OpenView),
             -   security (Praesidium),
             -   quality of service (WebQoS),
             -   high availability (MC/ServiceGuard) and
             -   service tracking and billing (Smart Internet Usage.)
         - New technologies for the emerging service interaction model ... E-speak and Change engine
         -   Leadership partner and applications portfolio
         - A global field sales organization, more than 6,000 consulting professionals, a large global support organization.

13.      HOW DOES THIS ACQUISITION HELP ENTERPRISE CUSTOMERS?

         - Most of today's e-business implementations are little more that automated extensions of traditional processes ... hard-wired relationships and corporate partnerships forged to meet a common but predefined goal.
         - What if these same business processes could be formed dynamically? Or what if they could be given a modular dexterity that would enable the creation of electronic marketplaces in which anyone and everyone could access and integrate services, on the fly, to accomplish a task or fill an order?
         - With e-services you think of your business as a set of independent services - email, accounting, inventory management, or HR - that you enlist and pay for when you need them, not as business functions with expensive application infrastructures that you must support and maintain.
         - With e-services, you can reach your customers wherever they are - even when they're on the move - because anything with a chip in it becomes a platform for the delivery of services.
         - In an e-services world, all things become revenue opportunities. Capital assets. Material assets. A key competency. Know-how. Experience. A world-class process. They all can be delivered as a service over the Net to generate new revenue.
         - The Internet is moving into a new phase where it can be used to fundamentally transform business.
         - The combination of HP and Bluestone can help enterprise customers make this e-services world a reality.

14.      WHAT ABOUT BLUESTONE'S CUSTOMERS ON NON-HP HARDWARE PLATFORMS?

         - HP is committed to building a thriving software business and HP is committed to open systems ... both of these mean HP's software solutions should run on all leading hardware platforms.
         - HP OpenView, Praesidium, and WebQoS, for example, are available on multiple leading platforms.
         - Bluestone's customers will continue to be supported and can expect new product versions and releases as they have in the past.
         - Bluestone is based on pure Java technology and as such operates as a single line of code in every environment (because it runs inside the JVM). The Java Virtual Machine (JVM) architecture allows the flexibility of continued support, and means that non-HP customers will be free to pick HP on their next equipment purchase without fear of delayed releases.

15. HOW WILL THIS AFFECT HP'S RELATIONSHIP WITH ITS OTHER PARTNERS, ESPECIALLY BEA?

         - The acquisition does not affect any other current or future strategic partner's solutions.


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         -   HP will continue to make leading solutions available on HP platforms.
         - At the same time, HP needs key XML technologies for creating a software foundation that will be pervasive across HP's businesses.
         -   Owning the key technologies gives HP that flexibility.

16. HP HAS SAID PUBLICLY THAT HP BELIEVES THE OPEN SOURCE IS NATURAL AND INEVITABLE. WILL YOU OFFER UP THIS NEW SOLUTION TO THE OPEN SOURCE COMMUNITY?

         -   HP regularly discusses this topic with industry leaders.
         -   Some technologies are more suited for open sourcing than others.
         - HP will continue to evaluate the possibility as the industry evolves.

17.      WILL THIS SOFTWARE RUN ON LINUX SYSTEMS?

         - Yes, Bluestone software products run on Linux systems, as well as other leading operating systems. This is in harmony with HP's multi-o.s. strategy.

18.      WHAT IS THE SALES AND MARKETING STRATEGY?

         - There will be no fundamental change in the sales strategy, but Bluestone products will benefit from the addition of HP's large sales force to the sales effort.
         - The product and customer expertise of the Bluestone sales force will be a primary resource for the continued success of current Bluestone products.
         - Bluestone technologies will also be integrated into other HP technologies to broaden HP's product portfolio.
         - The marketing strategy will be in line with HP's overall software strategy.

19.      CAN YOU ELABORATE MORE ON ANY JOINT DEVELOPMENT EFFORTS WITH BLUESTONE?

         - HP and Bluestone have been working closely together for the last two years, especially on HP OpenView and Changengine product areas.
         - The integration of HP and Bluestone products has demonstrated how well the companies work together.

20.      WHAT KIND OF JOINT SOLUTIONS AND OFFERINGS WILL BE AVAILABLE, AND WHEN?

         -   We are assessing each company's existing technologies and products.

         - We will be releasing products and solutions that take advantage of the strengths of both portfolios in the near future.

21. WHAT OTHER EFFORTS DOES HP HAVE PLANNED TO COMPETE IN THE SOFTWARE MARKET? WHEN CAN WE EXPECT TO HEAR MORE ABOUT THESE?

         - As HP continues to evolve the e-services strategy there will be a variety of partners.

         - HP will examine the components to ascertain key components HP needs to own.

22. WHAT IS HP'S STRATEGY WITH REGARD TO INVESTING IN AND ACQUIRING OTHER COMPANIES? IS IT SIMPLY A "BUY AND INTEGRATE" MODEL?

         - As HP recognizes business or technology needs, HP will always be exploring different models for filling gaps, including inventing, partnering or acquiring key technologies and solutions.


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23.      IS THIS ACQUISITION A SIGNAL THAT HP IS MOVING AGGRESSIVELY INTO THE
         MIDDLEWARE SPACE? IF SO, WHY DOES HP THINK IT CAN COMPETE IN THIS
         MARKET?

         - HP wants to become a leader in next-generation middleware and recognized that we could strengthen our offerings in this area.
         - HP believes the XML technology, the distributed Internet Transactioning and tools brought by Bluestone will provide a platform for the next-generation for middleware.
         - HP has not only a rich portfolio of software technologies and products but also has excellent consulting and support capabilities.

24. RECENTLY, HP MENTIONED THAT IT IS ADDING 2000 NEW EMPLOYEES. DOES THIS TAKE INTO ACCOUNT THE BLUESTONE EMPLOYEES?

         -   No, this is not related to Bluestone.
         - Last week, HP announced its commitment to add 1,000 sales professionals and 1,000 technical consultants to the existing field sales organization.

25. HOW WILL BLUESTONE BE INTEGRATED INTO HP, WILL THIS BE A PART OF THE CURRENT SOFTWARE & SOLUTIONS ORGANIZATION UNDER BILL RUSSELL?

         - Bluestone will be integrated into HP's Software & Solutions Organization under Bill Russell.
         - HP values Bluestone's proven expertise in software development and management.
         - HP expects Bluestone to play an important role in implementing the e-services strategy.

26. BLUESTONE'S OPERATIONS ARE CONCENTRATED IN THE PHILADELPHIA AND NEW JERSEY AREAS? ARE THERE PLANS TO CLOSE THOSE AND CONSOLIDATE THE TEAM IN CALIFORNIA?

         -   HP will retain Bluestone's facilities.
         - HP and Bluestone will minimize employee and business disruption during the integration.
         -   HP currently has nearby facilities in New Jersey.

27. PLEASE EXPAND ON THE PARTNERSHIP STRATEGY THAT HP AND BLUESTONE CURRENTLY HAVE, HOW BLUESTONE'S RELATIONSHIPS WITH OTHER INDUSTRY PARTNERS MAY BE AFFECTED BY THE ACQUISITION INTO HP.

         - Partnerships are an essential part of the success of both Bluestone and HP; in fact effective partnering is central to the new model of doing business.
         - HP will continue to work with the current partners of both companies as well as enlisting other key partners in the future.

28.      WHAT WILL HAPPEN TO THE BLUESTONE MANAGEMENT TEAM?

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         We are pleased to advise you that Kevin Kilroy and some of Bluestone's key executives have already accepted positions with HP.

29.      WHAT WILL HAPPEN TO MY JOB?

         We expect the vast majority of the Bluestone employees to join HP once the acquisition is complete. It may take approximately 2-6 months to complete the transaction. During this time more communication will become available to all employees. Until such time business as usual, we ask that you continue to stay focused on your current goals and responsibilities.

30. I AM CURRENTLY WORKING WITH AN INDEPENDENT CONTRACTOR AT BLUESTONE. WILL THEY CONTINUE WORKING ON THEIR CURRENT PROJECT?

         Our goal is to have as little negative effect as possible of any projects underway. Our overall goal is to improve the ability for everyone to get their jobs done efficiently. There are no immediate plans to terminate current working relationships with independent contractors.

31.      WHAT HAPPENS IF I AM ON A VISA WITH A WORK AUTHORIZATION FROM
         BLUESTONE?

         Immediately after the announcement, we will begin to obtain the necessary information in order for HP's internal Immigration Services Department to complete the appropriate paperwork to help facilitate a smooth transition to HP's payroll. You will be contacted directly by an HP Immigration specialist very soon. HP will cover the required, necessary expenses.

32.      WILL I BE ASKED TO RELOCATE?

         Bluestone will remain in its present geographic location. Overlap with HP people, processes, or centralized services may necessitate some changes in a few individuals being offered relocation opportunities. These areas will be reviewed during the transition phase.

33. HOW OFTEN WILL WE HEAR ABOUT WHAT IS GOING ON BETWEEN THE TWO COMPANIES DURING THIS NEXT MONTH OR SO?

         There will be continuous contact between the HP and Bluestone management teams. You can expect regular communication from your managers and a detailed communication strategy within a few days.

34.      WHAT WILL HAPPEN TO MY BLUESTONE STOCK OPTIONS?

         All Bluestone stock options will be converted into HP stock options will be converted into HP stock options using the fixed exchange ratio upon the completion of the transaction. Additional information will be provided to you in the next several days.

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35.      WHEN WILL I HEAR MORE ABOUT HEWLETT-PACKARD'S BENEFITS?

         You will continue to receive Bluestone benefits with no change until the transaction has been sealed. In the meantime, HP and Bluestone are in the process of planning a variety of ways you can receive more information about HP's employee benefits. There will be Benefit Overview sessions scheduled and we will provide you with more information in the next few days. In addition, we are planning a periodic Q&A document that will be mailed electronically. It should assist everyone, including the remote employees, with answers to the most frequently asked questions.

36.      WHAT WILL HAPPEN TO MY BLUESTONE'S ESPP?

         We will advise you in the next few days what options you will have under the ESPP.


    WE HOPE THAT THIS Q&A ANSWERED SOME OF YOUR IMMEDIATE QUESTIONS. WE WILL BE COMMUNICATING WITH YOUR REGULARLY OVER THE NEXT SEVERAL WEEKS STARTING
   LATER THIS WEEK. IN THE MEANTIME BUSINESS AS USUAL. UNTIL THIS TRANSACTION CLOSES, YOU WILL CONTINUE TO BE CLASSIFIED AS A BLUESTONE EMPLOYEE AND WILL
            CONTINUE TO RECEIVE EXISTING BENEFITS AND COMPENSATION.

       WE WILL PROVIDE YOU WITH CONTACT INFORMATION REGARDING ADDITIONAL
                  QUESTIONS YOU MAY HAVE IN THE NEXT FEW DAYS.

                                    THANK YOU


This script contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; and other risks that are described from time to time in HP's and Bluestone's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K for the year ended Oct. 31, 1999, Bluestone's annual report on Form 10-K for the year ended Dec. 31, 1999, and subsequently filed reports. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, HP's or Bluestone's results could differ materially from HP's or Bluestone's expectations in these statements. Neither HP nor Bluestone intends to update these forward-looking statements.

Investors and security holders of both HP and Bluestone are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by HP and Bluestone. Investors and security holders may obtain a free copy of the proxy statement / prospectus when it is available and other documents filed by HP

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and Bluestone with the Securities and Exchange Commission at the Securities and
Exchange Commission's Web site at www.sec.gov. The proxy statement / prospectus and these other documents may also be obtained for free from HP and Bluestone.

Bluestone and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Bluestone's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bluestone's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Bluestone.

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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